September 17, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Attn: Re:	Mr. Terry French NETTEL HOLDINGS, INC. RESPONSE TO COMMENT LETTER DATED SEPTEMBER 15, 2008 REGARDING FORM 10-KSB FOR THE YEAR DECEMBER 31, 2007 FILED ON MAY 14, 2008. File No. 0-26307

Dear Mr. French,

     This letter is in response to your comment letter dated September 15, 2008 regarding certain inadequate disclosures in NETTEL HOLDINGS, INC.’s (the ‘Company’) Form 10-KSB for the year December 31, 2007 filed on May 14, 2008 and the following telephonic conversation that occurred between our corporate counsel and yourself on September 17, 2008.

     The Company’s management now understands the amendment to the Company’s Form 10-KSB the SEC is requiring in relation to the Company’s internal control over financial reporting for the fiscal year 2007. The Company will file an amended Form 10-KSB for the year December 31, 2007 by the end of the business day September 24, 2008.

Very Truly Yours,
NETTEL HOLDINGS, INC.

/s/ Michael Nguyen
Michael Nguyen
President and Chief Financial Officer